EXHIBIT 99.1
Section 13(r) Disclosure

Mastercard Incorporated ("Mastercard") has established a risk-based compliance program designed to prevent us from having business dealings with Iran, as well as other prohibited countries, regions, individuals or entities. This includes obligating issuers and acquirers to screen account holders and merchants, respectively, against the U.S. Office of Foreign Assets Control’s (“OFAC”) sanctions lists, including the List of Specially Designated Nationals (“SDN list”).
We identified through our compliance program that for the period covered by this Report, Mastercard processed transactions resulting from:
•certain acquirers located in the Asia Pacific and Europe regions having acquired transactions for consular services with Iranian embassies in those regions that accepted Mastercard cards
•certain acquirers located in the Europe and Middle East/Africa regions having acquired transactions for an Iranian airline, which accepted Mastercard cards in these regions
OFAC regulations and other legal authorities provide exemptions for certain activities involving dealings with Iran. However, Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 requires us to disclose whether we, or any of our affiliates, have knowingly engaged in certain transactions or dealings involving the Government of Iran or with certain persons or entities found on the SDN list, regardless of whether these dealings constitute a violation of OFAC regulations.
We do not calculate net revenues or net profits associated with specific merchants (our customers’ customers). However, we used our fee schedule and the aggregate number and amount of transactions involving the Iranian embassies and Iranian airline to estimate the net revenue and net profit we obtained during the three months and year ended December 31, 2020.  Both the number of transactions and our estimated net revenue and net profits for this period are de minimis.